                                Filed by OTG Software, Inc.
                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject Company: OTG Software, Inc.
                                Commission File No.: 000-29809

                       Frequently Asked Employee Questions
                       -----------------------------------

I.   Combination Rationale
--------------------------

     Why does a combination of OTG and Legato make sense?
       . Our complementary channels, markets, and technology expertise will enable us to expand our opportunities by offering the most robust storage, content and email management solutions available today...in addition to data protection and high availability solutions.
       . The combined company will have the scale, scope and worldwide channel access to fully leverage OTG's strengths in data access and business applications, such as email.
       . The bottom line is that this combination will enhance our ability to achieve our long-term financial and corporate goals.

     How does our combination benefits customers?
       . Comprehensive solutions for managing the complete enterprise information lifecycle, including protection, availability, access and management.
       . Ability to intelligently manage and retrieve information, including email, rich media and any other form of electronic content.
       .   Open, integrated solutions from one source.
       . Enhanced worldwide technical support, services, certification and education capabilities.

II.  What Now: Next Steps
-------------------------

     What happens next?
       . We have the opportunity to broaden our vision, keep growing the business and build upon the strength of our combined people and resources.
       .   We have no current plans to move our business from Rockville.
       . Today's announcement should not - and must not - affect how we perform our jobs, and it's critical that we all remain focused on conducting business as usual.
       . Delivering on our revenue and profitability goals for each quarter and the year is still critically important, as is following through on the commitments and promises we made to our customers, partners, shareholders and fellow employees.
       . Both of our companies are committed to providing the same outstanding service and support that our customers, partners, investors and other constituents have come to expect from us.
       .   You are still the ones who will make it happen. Right Here. Right
           Now.

     Whom do I report to?  What happens to Rockville headquarters?
       . You will continue to report to your same manager or supervisor - today's announcement won't affect that.
       . While headquarters of the combined company will be in Mountain View, CA. Legato has no current plans to move the Rockville office and other OTG locations.

     How are we going to put OTG and Legato together?
       . We expect the transaction to receive the necessary shareholder and customary regulatory approvals to close by the end of the second quarter of this year.

       . Integrating our companies will be a gradual process, beginning with the formation of an integration team.
       . With regard to product integration, the team will pay careful attention to ensure that our combined product set achieves the best results for customers and the combined company.


III.  Benefits / Options/ ESPP
------------------------------

     What happens to my current benefits?
       .   Everything stays the same through year-end.
       . We believe that Legato has excellent benefits. You will learn more about Legato benefits over the next few months when the Legato human resources department puts out packages to all employees, fully explaining the employee benefits you will receive at the combined company.

     What happens to my OTG 401K benefits? What about participation?
       . There will be no changes to your existing 401K benefits because of the merger. They are protected under federal law.

     What happens to my OTG stock options? What is the impact on vesting?
       . Legato will assume all OTG stock options as part of the transaction. The merger agreement does not modify any of the vesting or other provisions of the option agreement that OTG gave you. In fact, the vesting of part of your OTG options may be accelerated at the closing of the transaction.

     Which unvested OTG options will be accelerated and to what extent?
       . Unvested options granted under the 1998 OTG plan accelerate 100% upon deal closing. These options for the most part were granted in 1998 and 1999.
       . Unvested options granted under the 2000 plan accelerate 50% upon deal closing. The options for the most part were granted in 2000 and 2001.
       . If you have Smart Storage Conversion options, then your unvested options will not accelerate any further since they had already been 50% accelerated upon the Smart Storage merger with OTG.
       . For example, if you hold the following option grant under the 2000 plan: 200 shares vested, 600 shares unvested, after merger close your unvested options would accelerate 50%, so you would then have 500 shares vested and 300 shares unvested.
       .   To view your current options status, go to www.aststockplan.com.
                                                      --------------------
           Contact AST Stock Plan customer service at 1-888-980-6456 if you do not have a password.

     How will OTG stock options and common stock be converted into Legato options?
       . Each option for OTG stock will be converted into options for 0.6876 Legato shares and the right to receive $2.50 in cash upon exercise. For example, 100 options of OTG stock would be converted into options for 68 Legato shares and the right to $250 dollars in cash, as well as cash paid for the value of any fractional shares. However, keep in mind that your "strike price" will determine your ultimate value.
       . We plan to put more information and detail about this on the intranet.otg.com site in the coming weeks and will let you know when we have done so.

     What will happen to the OTG Employee Stock Purchase Plan (ESPP)?
       . The OTG ESPP will continue until the close of the merger with Legato. At the time of the close, the OTG ESPP will purchase OTG stock with accumulated ESPP deductions. This stock will be converted into Legato stock at the same exchange ratio as other outstanding stock.

IV.  Marketing
--------------

     Marketing /Branding
       . We will not be changing our company name, product names, email addresses, logos, business cards, website, phone greetings or any other corporate materials and practices until after the transaction is completed. The exact timing for these actions will be determined by the integration team, and many of these changes will not take place before the end of the year.

V.  Media, Investor and Analyst Inquiries
-----------------------------------------

     Media, investor and analyst inquiries

       . Investor inquiries should be forwarded to Kevin Kelly, Director of Investor Relations, at (240) 747-6811 or kkelly@otg.com.
                                                    --------------
       . Inquiries from media and industry analysts should be directed to Jocelyn Johnson, Director of Strategic Marketing at OTG at (240) 747-6420 or jjohnson@otg.com. Please refer any calls you may receive
                       ----------------
           from reporters directly to Jocelyn to ensure a prompt and appropriate response.
       . It's important as a company that we speak with one voice. Please refrain from commenting and refer all calls to the appropriate, designated spokespeople.

VI.  About Legato
-----------------

     About Legato
       . The Legato Corporate Fact Sheet in the orientation pack (and on the OTG intranet) that will be provided to all OTG employees is a good place to start for a broad overview about the company.
       . For more detailed information on Legato's management, stock performance, customers, partners and products, you can visit the investor relations section of Legato's website, which is located at www.legato.com.
           --------------
       . OTG employees will be able to gain access to the Legato employee directory as soon as the IT systems are linked up.
       . Legato uses a variety of methods to communicate with its employees. The most common is called AllHome and is an email messaging program that is sent to all Legato employees worldwide. In addition, Legato's executive management hosts a monthly all employee teleconference as well as a series of regional and worldwide sales management and kick off meetings. The current plan calls for the integration of OTG and Legato systems, which will provide OTG employees with access to a range of Legato's communications tools and updates.

                                      * * *

The offer and sale of shares of Legato common stock in connection with the merger will be registered with the SEC. That registration statement on Form S-4 has not been filed as of the date of this press release and once filed copies may be obtained from either Legato or OTG or at the SEC's website www.sec.gov. The registration statement will contain important information as to how the merger will affect investments in shares of either Legato or OTG and interested persons should carefully read that registration statement in its entirety.

Legato, OTG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Legato and OTG in favor of the merger agreement. The directors and executive officers of Legato and their beneficial ownership of Legato common stock are set forth in the most recent proxy statement filed by Legato with the SEC. The directors and executive officers of OTG and their beneficial ownership of OTG common stock are set forth in the most recent proxy statement filed by OTG with the SEC. You may obtain those proxy statements free of charge at the SEC's website, www.sec.gov. Security holders of Legato and OTG may obtain additional information regarding the interests of the foregoing people by reading the registration statement when it becomes available.

Contact Information:

 Contacts for Legato                         Contacts for OTG

 Investors:                                  Investors:
 Sandy O'Halloran                            Ron Kaiser
 (650) 210-7481                              (240) 747-6404
 sandyoh@legato.com                          rkaiser@otg.com

 Media:                                      Media:
 Douglas W. Gruehl                           Jocelyn Johnson
 (650) 210-7727                              (240) 747-6420
 dgruehl@legato.com                          jjohnson@otg.com


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